# SEC Schedule 13G/A (Amendment No. 3) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Wallbox N.V., CIK 0001866501
CUSIP: N94209108
Title of class of securities: Class A ordinary shares, nominal value (Euro) 0.12 per share
Address of issuer's principal executive offices: Carrer del Foc, 68, Barcelona, Spain (U3), 08038
Date of event which requires filing of this statement: 03/31/2025
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001193125-23-174867
Filed by CIK 0001981587

## Reporting persons
- CONSILIUM, S.L.: type of reporting person: other (OO); citizenship or place of organization: Spain (U3); sole voting power 17,212,252; shared voting power 0; sole dispositive power 17,212,252; shared dispositive power 0; aggregate amount beneficially owned 17,212,252 (6.5% of the class)

## Item 1. Issuer
Name of issuer: Wallbox N.V.
Address of issuer's principal executive offices: Carrer del Foc, 68, Barcelona, U3, 08038

## Item 2. Person Filing
Name of person filing: This statement is filed on behalf of CONSILIUM, S.L. (the "Reporting Person").
Address of principal business office or, if none, residence: The business address of the Reporting Person is Plaza Europa 34, Planta 18, L'Hospitalet de Llobregat, Barcelona, Spain 08908.
Citizenship: The Reporting Person is organized under the laws of Spain.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: The Reporting Person is the beneficial owner of 17,212,252 Class A Ordinary Shares. The ownership information presented below represents beneficial ownership of Class A Ordinary Shares of the Issuer as of March 31, 2025, based upon 265,567,910 Class A Ordinary Shares outstanding as of April 16, 2025, as provided by the Issuer.
Percent of class: 6.5%
Sole power to vote or to direct the vote: 17,212,252
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 17,212,252
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- CONSILIUM, S.L.: /s/ Mariano Puig Guasch, Mariano Puig Guasch, Proxy (05/02/2025)
- CONSILIUM, S.L.: /s/ Daniel Puig Guasch, Daniel Puig Guasch, Proxy (05/02/2025)